UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CANFIELD MEDICAL SUPPLY, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-55114

Colorado (State or other jurisdiction of incorporation or organization)	34-1720075 (I.R.S. Employer Identification No.)

4120 Boardman-Canfield Road
Canfield, Ohio 44406

(Address of principal executive offices)

(330) 533-1914

 (Registrant’s telephone number, including area code)

Approximate Date of Mailing: July 5, 2019

CANFIELD MEDICAL SUPPLY, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

JULY 3, 2019

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CANFIELD MEDICAL SUPPLY, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Canfield Medical Supply, Inc.

INTRODUCTION

This Information Statement is being mailed on or about July 5, 2019 to the holders of record at the close of business on June 28, 2019 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Canfield Medical Supply, Inc., a Colorado corporation (“we”, “us”, “our” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

On June 21, 2019, WesBev LLC, a Nevada limited liability company, purchased from Michael J. West, then president, chief executive officer and a director of the Company, 8,000,000 shares of his common stock, constituting record and beneficial ownership of approximately 69.7% of the 11,477,200 issued and outstanding shares of common stock of the Company. Mr. West sold these shares to WesBev for an aggregate purchase price of two hundred seventy five thousand dollars. The Company has been advised that WesBev utilized its own funds in making this share purchase. Also effective that date WesBev LLC purchased from the Company 336,000 shares of common stock from the Company for $100,000 (the “WesBev Subscription”). After giving effect to these purchases of shares WesBev LLC owns beneficially and of record 8,336,000 shares or about 71% of the issued and outstanding shares of common stock of the Company. As a result, WesBev LLC became the majority stockholder of the Company (the “Stock Acquisition”).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGE IN MAJORITY OF BOARD OF DIRECTORS

As part of his agreement with WesBev, Mr. Michael West undertook to appoint or cause the appointment of up to three persons nominated by WesBev to the board of directors of the Company. At the closing of the purchase of shares described above, there was a change in our Board of Directors and Heather Kearns was appointed Chief Executive Officer of the Company and Michael West was appointed president of our home health services division. After amending our by-laws to expand the number of members of the Board of Directors to five persons and appointing Amy Joanne Atkinson to serve as a member of the board of directors, the Board of Directors also appointed Michael Long and John Matthias Lepo as directors to be effective 10 days following the mailing of this Information Statement to the Company’s stockholders.

Prior to the closing of Stock Acquisition, none of Amy Joanne Atkinson, Michael Long and John Matthias Lepo was a director of the Company, nor did any of them hold any previous position with the Company and none has otherwise been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates.  None of these appointees has been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of 5,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding, and 100,000,000 shares of Common Stock, no par value per share (the “Common Stock”), of which after giving effect to the WesBev Subscription 11,813,200 shares of Common Stock are issued and outstanding as of June 28, 2019.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 11,813,200 shares of Common Stock issued and outstanding.  See our Current Report on Form 8-K filed with the SEC on June 25, 2019. Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and address	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares (1)
5% or greater owners
Director and executive officers

Justin Yorke, Manager WesBev LLC 4 Richland Place Pasadena, California 91103	8,336,000	(1)	71%

Michael J. West 4120 Boardman-Canfield Road Canfield, Ohio 44406	344,000		3%

Stephen H. West 16325 East Dorado Avenue Centennial, Colorado 80015	300,000		2.5%

All directors and executive officers as a group	644,000		5.5%

(1) Based on 11,813,200 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right. As Manager of WesBev LLC Mr. Yorke may be deemed to control that entity and exercise voting power over the shares owned.

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DIRECTORS AND EXECUTIVE OFFICERS

Following the closing of the Stock Acquisition described above, there was an agreed upon change in our Board of Directors and a change in our executive officers.  Michael J. West, who served as our sole executive officer and director, was appointed president of the home health services division of the Company and Heather Kearns was appointed as chief executive officer and chief financial officer of the Company effective immediately. After expanding the number of members of the Board of Directors to five persons and appointing Amy Joanne Atkinson to serve as a member, the Board of Directors appointed Michael Long and John Matthias Lepo as directors, to be effective 10 days following the mailing of this Information Statement.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

The following table sets forth certain information regarding the Company’s directors and executive officers prior to and following the Stock Acquisition:

Directors and officers prior to the Stock Acquisition

Name and Address	Age	Position(s) with the Company
Michael J. West 4120 Boardman-Canfield Road Canfield, Ohio 44406	65	President, Chief Executive Officer and Director

Stephen H. West 16325 E. Dorado Ave. Centennial, Colorado  80045	63	Chief Financial Officer, Secretary and Director

Michael J. West co-founded our Company with his wife in September 1992 and served as Vice-President, Secretary and a Director until September 2004 when he became the President and sole Director.  He also founded Medical Billing Assistance, Inc. ("Medical Billing") in 1994.  Medical Billing was involved in electronic billing of medical claims to Medicare.  Medical Billing completed an acquisition of FCID Medical, Inc. in December 2010 and Mr. West resigned from all positions with Medical Billing at that time.  Mr. West received a Bachelor of Arts Degree in Biology from Wittenberg University in 1977.  He plans to continue devoting his full time to our affairs.  We believe that Mr. Michael West's 24 years of experience serving as either our President or Vice President enables him to make valuable contributions to our Board of Directors.

Stephen H. West has served as Secretary, Treasurer, CFO and a Director of our company since September 2011.  He is the brother of Michael J. West.  He has been involved in the computer data storage market since 1978.  He spent twenty-two years at Storage Technology Corporation where he held positions as Director of Sales for their telecommunications region, Vice President and General Manager of the Western Region and Vice President of Global Accounts.  He co-founded PeakData Inc., a computer data storage company which focuses on sales and integration of enterprise storage solutions for Fortune 1000 companies in March 2001 and served as its Executive Vice president of Sales until January 2009.  Since January 2009, he has served as Director of Sales of Net Source, a computer storage company. From May 2007 until December 2010 he served as Secretary and a Director of Medical Billing Assistance, Inc. and he continued as a Director until April 2011.  Mr. West graduated from the University of Cincinnati with a BBA in 1978.  He plans to devote approximately 5 to 10 hours per month to our affairs.  We believe that Mr. Stephen West's 38 years of sales and executive experience in the technology industry and his knowledge of our Company's history qualify him to serve as a member of our Board of Directors.

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Directors and officers following the Stock Acquisition

Name	Age	Position(s) with the Company
Amy Joanne Atkinson	57	Director
Heather Kearns	41	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer
John Matthias Lepo	78	Director
Michael Long	66	Director
Michael J. West	65	Director
Stephen H. West	63	Director

AMY JOANNE ATKINSON

Ms Atkinson has since 2005 been Fund Manager/Director of Operations of Kirby Enterprise Capital Management, LLC where since 2012 she has managed a special situations fund and coordinates private placements and monitors investment activity. She has been responsible for integrating and updating accounting systems, developing operating procedures, preparing financial reporting, managing quarterly partnership reporting, coordinating private placements and ensuring compliance in all areas. Ms Atkinson attended Colorado State University.

HEATHER KEARNS, CPA, MBA

Ms. Kearns has since 2011 been an independent certified public accountant specializing in corporate accounting matters and finance services for those companies needing financial expertise to meet critical business objectives. Ms Kearns received Bachelor of Science in Business Administration and a Master of Business Administration degrees from Auburn University. She is licensed as a CPA in Colorado.

JOHN MATTHIAS LEPO

Mr. Lepo has since 1998 been President of Battersea Capital Inc. offering consulting services to small businesses including corporate finance and advisory functions as well as advising on businesses entering the public markets. Mr. Lepo has a Bachelor of Science in Economics from Saint Mary’s University of Minnesota.

MICHAEL LONG

Mr. Long has been the chief executive officer of AnyDATA Corporation, from 2017 to the present. AnyDATA Corporation designs and manufactures OBD-2 devices for consumer automotive, commercial fleet and automotive manufacturing markets. From 2013 to 2014 he was vice president of Giant Magellan Telescope Organization (GMTO) a scientific partnership established to build and operate a 25-meter telescope at the Las Campana Observatory in Chile. From 1992 to 2013 he was president and founder of Premier Wireless, Inc. which designed and manufactured wireless communications products for the broadcast, security and military markets. He has since 2012 been a member of the Board of Trustees of Carnegie Institute of Science and received an AB, majoring in physics, from University of Chicago.

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Family Relationships

Except for Michael J. West and Stephen West who are brothers, there are no family relationships among any of our directors, executive officers or key employees.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Our shares are currently quoted on the OTCQB under the symbol “CNFM.”   We have no separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our Board of Directors. Because we have had only two directors, we believe that the creation of these committees would be cumbersome and constitute more form over substance.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by stockholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate stockholder recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and stockholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Meetings of the Board of Directors

Our Board held no meetings during the year ended December 31, 2018 but acted via board consent. We held no annual meeting of stockholders during the year ended December 31, 2018.

Director Independence

The OTCQB imposes no director independence requirements. For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or Federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

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(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board leadership structure and role in risk oversight

Our Board has consisted of two members, Michael J. West and Stephen J. West.  Mike West and Steve West have also served as our two sole executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

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LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

For the years ended December 31, 2018 and 2017 the Company paid Michael West an annual salary of $72,775 and $78,050, respectively and we currently pay him a salary of $1,500 per week. Our CFO was not paid a salary during the prior two fiscal years. Except as noted, as of the filing of this Schedule 14f-1, the Company does not pay its officers and/or directors any salary or consulting fee. The Company does not have any employment agreements with its officers and/or directors.  We do not maintain key-man life insurance for any our executive officers/directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation during the fiscal years ended December 31, 2018 and December 31, 2017, to our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Michael West	2018	72,775	0	0	0	0	0	0	0
President	2017	78,050	0	0	0	0	0	0	0
Steve West	2018	0	0	0	0	0	0	0	0
Chief Financial Officer	2017	0	0	0	0	0	0	0	0

The following table sets forth the compensation paid by us to our two sole directors for the year ending December 31, 2018. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named director.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualifed Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Michael West	0	0	0	0	0	0	0

Steve West	0	0	0	0	0	0	0

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for Mike West and Steve West who are brothers and a short term loan of $10,000 by Mike West to the Company since repaid, there are no other familial or related party relationships or any other related party transactions between the Company and any of the directors or executive officers named above.

Review, Approval and Ratification of Related Party Transactions

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Stockholders Communications with Directors

Stockholders who want to communicate with members of our Board can write to:

CANFIELD MEDICAL SUPPLY INC.

4120 Boardman-Canfield Road

Canfield, Ohio 44406

Attn: Chief Executive Officer

Telephone: (330) 533-1914

Your letter should indicate that you are a stockholder of our company.  Depending on the subject matter, management will:

· Forward the communication to the Director or Directors to whom it is addressed;

· Attempt to handle the inquiry directly; or

· Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting or through the course of other communication, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

CANFIELD MEDICAL SUPPLY, INC.

Dated: July 3, 2019

By: /s/ Heather Kearns

Heather Kearns, Chief Executive Officer

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